EXHIBIT 4.1

DESCRIPTION OF SECURITIES

The following description is based on relevant portions of the Delaware Limited Liability Company Act (the “Delaware Act”) and of our First Amended and Restated Limited Liability Company Agreement (as amended, the “LLC Agreement”). This summary is not necessarily complete, and we refer you to the Delaware Act and our LLC Agreement for a more detailed description of the provisions summarized below. Capitalized terms used but not defined herein shall have the meaning ascribed to them in the Annual Report on Form 10-K to which this Description of Securities is attached as an exhibit.

General

Under the terms of our LLC Agreement, we are authorized to issue an unlimited number of common units (the “Units”) and preferred units. As of December 31, 2025, there were 11,086,471 Units outstanding and no preferred units outstanding. There is currently no market for our Units, and we can offer no assurances that a market for our Units will develop in the future. We do not intend for the Units offered pursuant to the private offering (“Private Offering”) to be listed on any national securities exchange. There are no outstanding options or warrants to purchase our Units. No Units have been authorized for issuance under any equity compensation plans.

Description of our Units

Common Units

Under the terms of the LLC Agreement, we retain the right to accept subscriptions for our Units. In addition, holders of Units are entitled to one vote for each Unit held on all matters submitted to a vote of unitholders and do not have cumulative voting rights. Unitholders are entitled to receive proportionately any distributions declared by the Board of Directors, subject to any preferential dividend rights of outstanding preferred units. Upon our liquidation, dissolution or winding up, the unitholders will be entitled to receive ratably our net assets available after the payment of (or establishment of reserves for) all debts and other liabilities and will be subject to the prior rights of any outstanding preferred units. Unitholders have no redemption or preemptive rights. The rights, preferences and privileges of unitholders are subject to the rights of the holders of any preferred units that we may designate and issue in the future.

Preferred Units

The Private Offering does not include an offering of preferred units. However, under the terms of the LLC Agreement, our Board of Directors is authorized to issue one class of preferred units without approval of the common unitholders. Prior to the issuance of a series of preferred units, the Board of Directors is required by the LLC Agreement to set the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions, qualifications and terms or conditions of redemption. The 1940 Act limits our flexibility as certain rights and preferences of the preferred units require, among other things:

(i) immediately after issuance and before any distribution is made with respect to the preferred units, we must meet an asset coverage ratio of total assets to total senior securities, which include all of our borrowings and any preferred units; and

(ii) at any time when there are outstanding preferred units, the holders of preferred units, if any are issued, must be entitled as a class to elect two directors at all times, which directors may be additional directors or existing directors designated by the Board of Directors to be elected by the preferred unitholders, and to elect a majority of the directors if and for so long as dividends on the preferred units are unpaid in an amount equal to two full years of dividends on the preferred units.

Transfer and Resale Restrictions

We intend to sell our Units in private offerings in the United States under the exemption provided by Regulation S under the Securities Act and other exemptions from the registration requirements of the Securities Act. Investors who acquire our Units in such private offerings are required to complete, execute and deliver a Subscription Agreement, a joinder to our LLC Agreement and related documentation, which includes customary representations and warranties, certain covenants and restrictions and indemnification provisions. Additionally, such investors may be required to provide due diligence information to us for compliance with certain legal requirements. We may, from time to time, engage offering or distribution agents and incur offering or distribution fees or sales commissions in connection with the private offering of our Units in certain jurisdictions outside the United States. The cost of any such offering or distribution fees may be borne by an affiliate of the Adviser. We will not incur any such fees or commissions if our net proceeds received upon a sale of our Units after such costs would be less than the net asset value per Unit.

No transfer of our Units may be made without (a) registration of the transfer on our books and (b) our prior written consent, which may be given or withheld in our sole discretion for any or no reason. In any event, our consent may be withheld including, without limitation, (1) if the creditworthiness of the proposed transferee, as determined by us in our sole discretion, is not sufficient to satisfy all obligations under the Subscription Agreement or (2) if we do not receive an opinion of counsel (who may be counsel for the Company) satisfactory in form and substance to us that provides:

(i) such transfer would not violate the Securities Act or any state (or other jurisdiction) securities or “blue sky” laws applicable to us or the Units to be transferred; and

(ii) in the case of a transfer to an “employee benefit plan” as defined in the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), that is subject to the fiduciary responsibility provisions of Title I of ERISA or a “controlling person” as defined in ERISA, such transfer would not be a non-exempt “prohibited transaction” under ERISA or Section 4975 of the Code or cause all or any portion of the assets of the Company to constitute “plan assets” under ERISA or Section 4975 of the Code.

Limited Liability of the Members

No common unitholder or former common unitholder, in its capacity as such, will be liable for any of our debts, liabilities or obligations except as provided hereunder and to the extent otherwise required by law. Each common unitholder and former common unitholder will be required to pay to us any unpaid balance of any payments that he, she or it is expressly required to make to us pursuant to the LLC Agreement or pursuant to such common unitholder’s Subscription Agreement, as the case may be.

Delaware Law and Certain Limited Liability Company Agreement Provisions

Organization and Duration

We were formed as a Delaware limited liability company on February 7, 2023 with the name “LTMS Fund LLC”. We changed our name to “LGAM Private Credit LLC” on March 20, 2023. We will remain in existence until dissolved in accordance with the LLC Agreement or pursuant to Delaware law.

Purpose

Under the LLC Agreement, we are permitted to engage in any business activity that lawfully may be conducted by a limited liability company organized under Delaware law and, in connection therewith, to exercise all of the rights and powers conferred upon it pursuant to the agreements relating to such business activity.

Agreement to be Bound by the LLC Agreement; Power of Attorney

By executing the Subscription Agreement (which signature page constitutes a counterpart signature page to the LLC Agreement), each investor accepted by the Company is agreeing to be admitted as a member of the Company and bound by the terms of the LLC Agreement. Pursuant to the LLC Agreement, each common unitholder and each person who acquires Units from a common unitholder grants to certain of our officers (and, if appointed, a liquidator) a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution. The power of attorney also grants the Board of Directors the authority to make certain amendments to, and to make consents and waivers under and in accordance with, the LLC Agreement.

Resignation and Removal of Directors; Procedures for Vacancies

Any director may resign at any time by submitting his or her written resignation to the Board of Directors or secretary of the Company. Such resignation will take effect at the time of its receipt by the Company unless another time be fixed in the resignation, in which case it will become effective at the time so fixed. The acceptance of a resignation is not required to make it effective. Any or all of the directors may be removed by either (a) the affirmative vote of a majority of the full Board of Directors or (b) by the affirmative vote of at least 50% in voting power of the then-outstanding Units and preferred units voting together as a single class, at a meeting of the members; provided, that any or all directors appointed by preferred unitholders may be removed only by the affirmative vote of at least 66 2∕3% in voting power of all our then-outstanding preferred units.

Except as otherwise provided by applicable law, including the 1940 Act, any newly created directorship on the Board of Directors that results from an increase in the number of directors, and any vacancy occurring in the Board of Directors that results from the death, resignation, retirement, disqualification or removal of a director or other cause, will be filled by either (a) the appointment and affirmative vote of a majority of the remaining directors in office, although less than a quorum (with a quorum being a majority of the total number of directors), or by a sole remaining director or (b) a majority in-interest of the common unitholders and preferred unitholders, voting together as a single class, at a meeting of the members; provided, that any vacancy of a director appointed by preferred unitholders shall be filled by a majority-in interest of the then outstanding preferred units, voting together as a separate class. Any director elected to fill a vacancy or newly created directorship will hold office for the remainder of the full term of the directorship in which the vacancy occurred and until a successor is duly elected and qualified, or until his or her death, resignation, retirement, disqualification or removal.

Action by Unitholders

Under the LLC Agreement, unitholder action can be taken only at a meeting of unitholders or by written consent in lieu of a meeting by unitholders representing at least the number of Units required to approve the matter in question.

Our Board of Directors, the Chair of the Board of Directors, our Chief Executive Officer or members holding a majority of the Units entitled to vote at the meeting may call a meeting of unitholders. Only business specified in our notice of meeting (or supplement thereto) may be conducted at a meeting of unitholders.

Amendment of the LLC Agreement

Except as otherwise provided in the LLC Agreement, the terms and provisions of the LLC Agreement may be amended with the consent of the Board of Directors (which term includes any waiver, modification, or deletion of the LLC Agreement) during or after the term of the Company, together with the prior written consent of:

a. If no preferred units have been issued and are outstanding, the holders of a majority of the Units; and

b. If preferred units have been issued and are outstanding, (i) in the case of an amendment not affecting the rights of preferred unitholders, the holders of a majority of the Units, (ii) in the case of an amendment not affecting the rights of the common unitholders (including rights or protections with respect to tax consequences of common unitholders), the holders of a majority of the preferred units, and (iii) in case of an amendment affecting the rights (including rights or protections with respect to tax consequences of common unitholders) of both the common unitholders and preferred unitholders, the holders of a majority of the Units and the holders of a majority of the preferred units.

Notwithstanding clauses (a) or (b) above, certain limited amendments, as set forth in the LLC Agreement, may be made with the consent of the Board of Directors and without the need to seek the consent of any common unitholder or preferred unitholder.

Merger, Sale or Other Disposition of Assets

Subject to any restrictions of the 1940 Act and applicable law, the Board of Directors may, without the approval of our unitholders, cause us to, among other things, sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or series of transactions, or approve on our behalf, the sale, exchange or disposition of all or substantially all of our assets. Our Board of Directors may also cause the sale of all or substantially all of our assets under a foreclosure or other realization without unitholder approval. Unitholders are not entitled to dissenters’ rights of appraisal under the LLC Agreement or applicable Delaware law in the event of a merger or consolidation, a sale of all or substantially all of our assets or any other similar transaction or event.

Submission to Jurisdiction; Waiver of Jury Trial

Pursuant to the LLC Agreement, each holder of Units accepts the non-exclusive jurisdiction of courts of the State of New York located in New York County or the U.S. District Court for the Southern District of New York located in New York County. However, this provision does not apply to claims arising under the federal securities laws, including, without limitation, the 1940 Act. Submission to such jurisdiction may result in litigation in a venue that a unitholder could view as inconvenient or less favorable in the absence of such provision. Furthermore, each holder of Units, by becoming a member of the Company and agreeing to be bound by the terms of the LLC Agreement waives its right to a trial by jury to the fullest extent permitted by law in any claim or cause of action directly or indirectly based upon or arising out of the LLC Agreement.

Books and Reports

We are required to keep appropriate books of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis in accordance with U.S. GAAP. For financial reporting purposes, our fiscal year is a calendar year ending December 31.